                                                                     EXHIBIT 12

                              SPRINT CORPORATION

                           COMPUTATION OF RATIOS OF
                           EARNINGS TO FIXED CHARGES

                                                   DECEMBER 31,
                         JUNE 30,  ------------------------------------------------------
                           1998      1997        1996        1995        1994      1993
                         --------  --------    --------    --------    --------  --------
                                             (IN MILLIONS)
Earnings
 Income from continuing
  operations before
  taxes ................ $  731.4  $1,583.0    $1,911.9    $1,480.4    $1,387.9  $  813.1
 Capitalized interest...    (41.3)    (93.0)     (104.0)      (57.0)       (7.5)     (7.3)
 Equity in losses of
  less than 50 percent
  owned entities........    453.6     764.4       269.0        32.9         --        --
                         --------  --------    --------    --------    --------  --------
Subtotal................  1,143.7   2,254.4     2,076.9     1,456.3     1,380.4     805.8
                         --------  --------    --------    --------    --------  --------
Fixed charges
 Interest charges.......    169.3     280.2       300.7       317.7       308.2     374.3
 Interest factor of
  operating rents.......     75.8     136.1       119.2       120.1       111.5     117.4
 Pre-tax cost of
  preferred stock
  dividends of
  subsidiaries..........      0.1       0.3         0.4         0.7         0.9       1.6
                         --------  --------    --------    --------    --------  --------
Total fixed charges.....    245.2     416.6       420.3       438.5       420.6     493.3
                         --------  --------    --------    --------    --------  --------
Earnings, as adjusted... $1,388.9  $2,671.0    $2,497.2    $1,894.8    $1,801.0  $1,299.1
                         ========  ========    ========    ========    ========  ========
Ratio of earnings to
 fixed charges..........     5.66      6.41(1)     5.94(2)     4.32(3)     4.28      2.63(4)
                         ========  ========    ========    ========    ========  ========

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(1) Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million, gains on the sales of local exchanges of $45 million and a gain on the sale of an equity investment in an equipment provider of $26 million. Excluding these items, the ratio of earnings to fixed charges would have been 6.29 for 1997.
(2) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.08 for 1996.
(3) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995. Excluding this charge, the ratio of earnings to fixed charges would have been 4.52 for 1995.
(4) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993. Excluding these costs, the ratio of earnings to fixed charges would have been 3.23 for 1993.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50%-owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.